VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Ms. Yolanda Crittendon                                                                                                                                            July 10, 2006

Re:          ARTISTdirect, Inc.,
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed April 28, 2006
File No. 000-30063

Dear Ms. Crittendon:

We are writing to request an extension in response to your letter dated June 16, 2006, relating to the comments identified in the Securities and Exchange Commission’s review of ARTISTdirect, Inc.’s Form 10-KSB/A for the fiscal year ended December 31, 2005. As we had discussed, we are requesting an extension to provide us and our independent registered public accounting firm with more time to appropriately provide answers to the comments. We estimate we will file our response on July 31, 2006.

Questions or comments with respect to this request may be directed to Mr. David I. Sunkin, Esq. of Sheppard, Mullin, Richter & Hampton LLP by telephone at (213) 617-4252.

Thank you for your cooperation in this request.

Sincerely,

/s/ Robert N. Weingarten
Robert N. Weingarten
Chief Financial Officer
ARTISTdirect, Inc.

cc.            Mr. David I. Sunkin, Esq.
Sheppard, Mullin, Richter & Hampton LLP